Exhibit 99.1

GH Research Announces Primary Endpoint Met in Phase 2b Trial with GH001 in TRD Demonstrating -15.5 Point Placebo-adjusted MADRS Reduction

•	Primary endpoint met, GH001 led to an ultra-rapid anti-depressant effect with a significant placebo-adjusted MADRS reduction from baseline of -15.5 on Day 8 (p<0.0001)

•	The majority of the patients treated with GH001 achieved remission with a 57.5% remission rate on Day 8 compared with 0% in the placebo group (p<0.0001)

•	All other secondary endpoints were met with clinically and statistically significant improvements on Day 8, compared with placebo

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During the double-blind part, GH001 was well tolerated and no serious adverse events (SAE) were reported. There was no evidence of treatment-emergent suicidal ideation or behavior. As of January 22, 2025, no SAEs have been reported throughout the open label extension (OLE)

•	As of January 22, 2025, 77.8% of the OLE completers were in remission at the 6-month visit, with infrequent treatments

•	Patients who had remission on Day 8 after their first active treatment had a 91.7% remission rate at 6 months

Dublin, Ireland, Feb. 3, 2025 – GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company, today reported the primary endpoint was met in a randomized, double-blind, placebo-controlled Phase 2b clinical trial with GH001, an inhalable mebufotenin product candidate, in patients with treatment-resistant depression (TRD) (GH001-TRD-201). GH Research will host a conference call and live webcast today at 8.00 a.m. EST. To register for the event, please click here.

The trial recruited 81 patients with TRD. In the double-blind part, 40 patients received GH001 and 41 received placebo. Psychotherapeutic intervention was not a component of either part of this trial.

GH001 led to a significant reduction from baseline of -15.2 points in Montgomery-Åsberg Depression Rating Scale (MADRS) total score on Day 8, compared with +0.3 points in the placebo group (difference of -15.5 points, p<0.0001).

All secondary endpoints in the trial were met, with results consistent with the primary endpoint. Treatment with GH001 led to clinically and statistically significant improvements on the CGI-S and HAM-A scales and the Q-LES-Q-SF Questionnaire on Day 8, compared with placebo.

“Patients treated with GH001 experienced a difference of -15.5 points in MADRS score at Day 8 compared to placebo, which is truly remarkable,” said Professor Michael E. Thase, MD, Professor of Psychiatry, Perelman School of Medicine, University of Pennsylvania. “Most TRD patients have not benefited from a number of established treatment options and this illness frequently imposes years of insurmountable mental suffering and disabling effects on social and vocational functioning. A novel treatment with such a large and rapid effect, particularly one that may require only infrequent, short 1-3 hours clinic visits, has the potential to be a practice changing treatment.”

GH001 was well tolerated and no serious adverse events were reported in the double-blind part of the trial. All treatment emergent adverse events (TEAEs) were mild or moderate with no severe adverse events observed. There were no TEAEs of flashbacks reported. No clinically significant changes were observed in any of the vital parameters, including heart rate, blood pressure and ECG. No dissociative state symptoms or sedation were observed at discharge after treatment with GH001 and 97.4% of patients were discharge ready within 1 hour of the last dose. Patients were not required to observe any post-discharge restrictions. There was no evidence of treatment-emergent suicidal ideation or behavior after treatment with GH001.

As of January 22, 2025, 9 patients are ongoing, 54 patients have completed and 18 patients have discontinued early (with one discontinuation due to an adverse event). Of the OLE completers, 77.8% were in remission (MADRS≤10) at the 6-month visit. The majority of the OLE completers (63.0%) received 1-4 GH001 treatments for the duration of the 6 months. Safety analysis has not yet been completed for the OLE as it remains ongoing, but as of January 22, 2025, no serious adverse events have been reported throughout the OLE.

“Today, as we share our unprecedented positive Phase 2b data, we celebrate a significant milestone in our journey to interventional psychiatry and pave the way for our future commercial success with GH001 in treatment-resistant depression,” said Dr. Villy Valcheva, Chief Executive Officer of GH Research. “The ultra-rapid and profound reduction in depressive symptoms, coupled with sustained remission through infrequent, short treatment visits, positions us uniquely.”

Webcast Information

GH Research will host a conference call and live webcast today at 8:00 a.m. EST. A live question and answer session will follow the formal presentation. To register for the event, please click here.

A live webcast of the call will be available under “Events & Presentations” in the Investors section of GH Research’s website at ghres.com.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression (TRD).

About GH001

Our lead product candidate, GH001, is formulated for 5-MeO-DMT administration via a proprietary inhalation approach.

About Notation for Trial Timepoints

In relation to our clinical trials, we have previously referred to the day of dosing as Day 0 (D0), the day after dosing as Day 1 (D1), and the seventh day after dosing as Day 7 (D7). In this press release, and going forward, we shall refer to the day of dosing as Day 1 (D1), the day after dosing as Day 2 (D2) and the seventh day after dosing as Day 8 (D8).

Forward-Looking Statements

This press release contains statements that are, or may deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding the ongoing OLE part of our Phase 2b trial with GH001 in TRD, our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations
Julie Ryan
GH Research PLC
investors@ghres.com